SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

Date: June 29, 2011	/s/ Julian Herencia
Julian Herencia
General Manager

/s/ Nilka Rivera
Nilka Rivera
Controller

/s/ Mildred Sein Hernandez
Mildred Sein Hernandez
Human Resources Manager

MICROSOFT OPERATIONS PUERTO RICO, LLC

1165(e) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND

2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010,

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	4–9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	10

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2010	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT:

Consent of Deloitte & Touche LLP	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Microsoft Operations Puerto Rico, LLC

1165(e) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) as of December 31, 2010, and (2) reportable transactions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico

June 29, 2011

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
INVESTMENTS — At fair value	$4,551,914	$4,114,244

CONTRIBUTIONS RECEIVABLE:
Participants	10,976	9,531
Employer	4,814	4,281

Total contributions receivable	15,790	13,812

INTEREST AND OTHER RECEIVABLES	834	908

NET ASSETS AVAILABLE FOR BENEFITS	$4,568,538	$4,128,964

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Contributions:
Participants contributions	$361,304
Employer contributions	160,823
Other contributions	17

Total contributions	522,144

Investment income:
Interest and dividends	59,295
Net appreciation in fair value of investments	126,879

Net investment income	186,174

Total additions	708,318
DEDUCTIONS — Benefits paid to participants	268,744

INCREASE IN NET ASSETS	439,574
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,128,964

End of year	$4,568,538

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Operations Puerto Rico, LLC (the “Sponsor”). The Plan was established effective January 1, 1991. An employee may become a participant in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee is Banco Popular de Puerto Rico — Trust Division.

Contributions — Each year, participants may contribute up to the maximum deferral amount specified by local law. The Plan Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant’s Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Plan Sponsor’s matching contributions and, (b) Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds as well as Microsoft Corporation common stock as investment options for participants.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Sponsor Matching Contribution — Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Microsoft Corporation common stock is valued at the closing price reported on the NASDAQ Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants withdrawing from the Plan, but have not yet been paid were approximately $26,000 and $38,000 at December 31, 2010 and 2009, respectively.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the maximum deferral amount specified by local law. There were no such payables as of December 31, 2010 and 2009.

New Accounting Standards — ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

Subsequent Events — Management has evaluated subsequent events occurring between December 31, 2010, and the date the financial statements were issued.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2010 Total
Microsoft Corporation common stock	$1,087,122	$—	$—	$1,087,122

Mutual funds:
Money market	1,474,406			1,474,406
Domestic growth	907,531			907,531
Domestic value	429,586			429,586
Domestic balance	4,350			4,350
Domestic fixed income	631,338			631,338
International equity	6,146			6,146

Total mutual funds	3,453,357			3,453,357

Time deposits	11,435			11,435

Total	$4,551,914	$—	$—	$4,551,914

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2009 Total
Microsoft Corporation common stock	$1,205,484	$—	$—	$1,205,484

Mutual funds:
Money market	1,440,391			1,440,391
Domestic growth	570,391			570,391
Domestic value	342,460			342,460
Domestic balance	2,101			2,101
Domestic fixed income	512,346			512,346
International equity	2,653			2,653

Total mutual funds	2,870,342			2,870,342

Time deposits	38,418			38,418

Total	$4,114,244	$—	$—	$4,114,244

For the year ended December 31, 2010, there were no transfers in or out of Levels 1, 2 or 3.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
Microsoft Corporation common stock	$1,087,122	$1,205,484
Fidelity Advisor Growth Fund	643,668	561,744
Vanguard Windsor II Fund	331,448	268,560
Mutual Discovery A Fund	261,456	221,273
PIMCO Total Return Adm. Fund	299,890	243,786
Federated Trust U.S. Treasury Obligations Fund	1,474,406	1,440,391

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Microsoft Corporation common stock	$(106,685)
Fidelity Advisor Growth Fund	126,021
Vanguard Windsor II Fund	25,546
Columbia Small Cap A Fund	36,573
Mutual Discover A Fund	21,356
PIMCO Total Return Adm. Fund	(457)
MFS Research International Equity A Fund	547
T Rowe Price 2050 Retirement Fund	272
T Rowe Price 2040 Retirement Fund	9,203
T Rowe Price 2030 Retirement Fund	6,997
T Rowe Price 2020 Retirement Fund	2,472
T Rowe Price 2010 Retirement Fund	209
T Rowe Price Growth Stock Adv.	4,773
T Rowe Price Retirement Income	52

Net appreciation in fair value of investments	$126,879

5.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Plan’s Sponsor on behalf of the Plan. The amount paid by the Sponsor on behalf of the Plan for the year ended December 31, 2010, amounted to approximately $36,000.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010 and 2009, the Plan held 38,951 and 39,550 shares, respectively, of common stock of Microsoft Corporation, the parent company of the Sponsor, with a cost basis of $1,021,929 and $1,034,765, respectively. During the year ended December 31, 2010, the Plan recorded dividend income of $21,726 from Microsoft Corporation. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	INCOME TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Plan has been amended since receiving its determination letter. However, the Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Puerto Rico taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

9.	SUBSEQUENT EVENT

On January 31, 2011, a new Puerto Rico Internal Revenue Code (the “2011 Tax Code”) was enacted, which replaces the Puerto Rico Internal Revenue Code of 1994, as amended. Among other changes, the 2011 Tax Code modifies rules concerning contributions limits, coverage requirements, non-discrimination testing, employees’ stock option plans and individual retirement accounts. The 2011 Tax Code also provides for certain changes applicable to plans sponsored by entities under common control. These changes are effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012.

******

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Microsoft Corporation	Common stock	**	$1,087,122
	Fidelity Advisor Growth Fund	Registered Investment Company	**	643,668
	Vanguard Windsor II Fund	Registered Investment Company	**	331,448
	Columbia Small Cap A Fund	Registered Investment Company	**	168,130
	Mutual Discovery A Fund	Registered Investment Company	**	261,456
	PIMCO Total Return Adm. Fund	Registered Investment Company	**	299,890
	MFS Research International Equity A Fund	Registered Investment Company	**	6,146
	T Rowe Price 2050 Retirement Fund	Registered Investment Company	**	2,826
	T Rowe Price 2040 Retirement Fund	Registered Investment Company	**	98,179
	T Rowe Price 2030 Retirement Fund	Registered Investment Company	**	82,511
	T Rowe Price 2020 Retirement Fund	Registered Investment Company	**	38,415
	T Rowe Price 2010 Retirement Fund	Registered Investment Company	**	3,369
	T Rowe Price Growth Stock Adv.	Registered Investment Company	**	41,932
	T Rowe Price Retirement Income	Registered Investment Company	**	981
	Federated Trust U.S. Treasury
	Obligations Fund	Registered Investment Company	**	1,474,406
*	Banco Popular de Puerto Rico	Time deposits, bearing interest at
		0.20% at December 31, 2010	**	11,435

	Total			$4,551,914

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
SINGLE TRANSACTIONS
None
SERIES IN SAME SECURITY
Banco Popular de Puerto Rico*	Time Deposits	$695,883	$—	$695,883	$695,883	$—
Banco Popular de Puerto Rico*	Time Deposits	—	(722,866)	(722,866)	(722,866)	—

*	Party-in-interest.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-109185 on Form S-8 of our report dated June 29, 2011, relating to the financial statements and supplemental schedules of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan appearing in this Annual Report on Form 11-K of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan for the year ended December 31, 2010.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico

June 29, 2011